                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  ------------

                                 SCHEDULE 13D/A

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*


                           EOTT Energy Partners, L.P.
-------------------------------------------------------------------------------
                              (Name of the Issuer)


                                  Common Units
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                     294103
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Rex R. Rogers
                  Vice President and Associate General Counsel
                                  Enron Corp.
                               1400 Smith Street
                               Houston, TX 77002
                                 (713) 853-3069
-------------------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)


                              September 6, 2001
-------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D/A
                               (AMENDMENT NO. 3)
 CUSIP NO.   294103
-------------------------------------------------------------------------------
   1  NAMES OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Enron Corp., I.R.S. No. 47-0255140
-------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

               N/A
           (a)  [ ]
           (b)  [ ]
-------------------------------------------------------------------------------
   3  SEC USE ONLY

-------------------------------------------------------------------------------
   4  SOURCE OF FUNDS

               OO
-------------------------------------------------------------------------------
   5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
               N/A
-------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION

               Oregon
-------------------------------------------------------------------------------
                       7   SOLE VOTING POWER

      NUMBER OF                    -0-
       SHARES        ----------------------------------------------------------
     BENEFICIALLY      8   SHARED VOTING POWER
      OWNED BY
        EACH               3,276,811 common units of EOTT Energy Partners, L.P.
      REPORTING      ----------------------------------------------------------
       PERSON          9   SOLE DISPOSITIVE POWER
         WITH
                                    -0-
                     ----------------------------------------------------------
                      10   SHARED DISPOSITIVE POWER

                                 Same as 8 above
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               Same as 8 above
-------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (See Instructions)

               N/A
-------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               17.7% of EOTT Energy Partners, L.P.'s outstanding common units
-------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

               CO
-------------------------------------------------------------------------------

                                 SCHEDULE 13D/A
                               (AMENDMENT NO. 3)
 CUSIP NO.   294103
-------------------------------------------------------------------------------
   1  NAMES OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Enron Northwest Assets, LLC, I.R.S. No. 76-0678537
-------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

               N/A
           (a)  [ ]
           (b)  [ ]
-------------------------------------------------------------------------------
   3  SEC USE ONLY

-------------------------------------------------------------------------------
   4  SOURCE OF FUNDS

               OO
-------------------------------------------------------------------------------
   5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
               N/A
-------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware
-------------------------------------------------------------------------------
                       7   SOLE VOTING POWER

      NUMBER OF                    -0-
       SHARES        ----------------------------------------------------------
     BENEFICIALLY      8   SHARED VOTING POWER
      OWNED BY
        EACH               3,276,811 common units of EOTT Energy Partners, L.P.
      REPORTING      ----------------------------------------------------------
       PERSON          9   SOLE DISPOSITIVE POWER
         WITH
                                    -0-
                     ----------------------------------------------------------
                      10   SHARED DISPOSITIVE POWER

                                 Same as 8 above
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               Same as 8 above
-------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (See Instructions)

               N/A
-------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               17.7% of EOTT Energy Partners, L.P.'s outstanding common units
-------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

               OO (Limited Liability Company)
-------------------------------------------------------------------------------

                                 SCHEDULE 13D/A
                               (AMENDMENT NO. 3)
 CUSIP NO.   294103
--------------------
                           STATEMENT ON SCHEDULE 13D

        Items 1 through 7 of the Schedule 13D of Enron Corp., an Oregon corporation ("Enron"), dated January 3, 1996, as most recently amended by
Schedule 13D/A dated June 6, 2001, are amended by the following:

ITEM 1.  SECURITY AND ISSUER.

         This statement relates to the common limited partner interests (the "Common Units") of EOTT Energy Partners, L.P., a Delaware limited partnership (the "Partnership"), whose principal offices are located at 2000 West Sam Houston Parkway South, Suite 400, Houston, Texas 77042. The term "Partnership Agreement" means the Amended and Restated Agreement of Limited Partnership of EOTT Energy Partners, L.P., as amended.

ITEM 2.  IDENTITY AND BACKGROUND.

         This Schedule 13D/A is being filed jointly by Enron and Enron Northwest Assets, LLC, a Delaware limited liability company ("Enron Northwest Assets"). Enron Northwest Assets is an indirect subsidiary of Enron.

         Enron is one of the world's leading electricity, natural gas and communications companies. Enron's operations are primarily conducted through its subsidiaries and affiliates, which market electricity and natural gas, deliver physical commodities and financial and risk management services to customers around the world, and have developed an intelligent network platform to facilitate online business.

         The principal business of Enron Northwest Assets is the ownership and management of a diversified portfolio of energy related investments.

         The address of the principal business office of Enron and Enron Northwest Assets is 1400 Smith Street, Houston, Texas 77002. Schedule I, attached hereto, sets forth certain additional information with respect to each director and each executive officer of Enron. To Enron's knowledge, except as set forth on Schedule II hereto, each of the officers and directors set forth on Schedule II has sole voting and dispositive power with respect to the Common Units set forth next to such individual's name on Schedule II. The filing of this Statement 13D/A shall not be construed as an admission that any person listed on Schedules I or II attached hereto is, for the purposes of Section 13(d) or 13(g) of the Securities Act of 1934, the beneficial owner of any securities covered by this statement.

         Enron may be deemed a control person of EOTT Energy Corp., a Delaware corporation and wholly owned subsidiary of Enron, which serves as the general partner of the Partnership (the "General Partner"). The General Partner owns a 1.98% general partner interest and 7,000,000 subordinated limited partner interests ("Subordinated Units") in the Partnership. Beneficial ownership of the General Partner's general partner interest and subordinated units may be attributed to Enron due to Enron's sole ownership of the General Partner. In addition, Enron owns $9,318,213 of additional partnership interests ("APIs") in the Partnership. Enron may cause any or all Common Units, Subordinated Units or APIs to be further contributed to or held by Timber I, L.L.C., a Delaware limited liability company, and a controlled affiliate of Enron. Upon completion of any such transfers, Enron will retain, directly or indirectly, voting and dispositive power with respect to these interests.

         Neither Enron, Enron Northwest Assets, nor, to their knowledge, any person listed on Schedule I hereto, has been, during the last five years (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violations with respect to such laws.

                                 SCHEDULE 13D/A
                               (AMENDMENT NO. 3)
 CUSIP NO.   294103
--------------------

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On September 6, 2001, Enron, the Partnership, the General Partner and Koch Petroleum Group, L.P., a Delaware limited partnership ("Koch") entered into a Recapitalization Agreement (the "Recapitalization Agreement") pursuant to which the parties agreed, among other things, that:

         o The Partnership will submit to a vote of its Unitholders a proposal to amend the Partnership Agreement, which amendment if approved will result in:

               o conversion of the $9,318,213 of APIs outstanding and currently owned by Enron into 219,815 Common Units;

               o conversion of the 7,000,000 Subordinated Units currently owned by the General Partner into 3,150,000 Common Units;

               o conversion of the 2,000,000 Subordinated Units currently owned by Koch into (i) 900,000 Common Units (the "Amendment Common Units") and (i) a one year option granted by the Partnership to Koch to purchase up to 1,100,000 Common Units at $21.10 per Common Unit (the "Option Common Units"); and

               o the termination of the subordination period (as such term is used in the Partnership Agreement).

         o In order to allow the Partnership to satisfy its obligation under that option agreement, Enron will grant the Partnership a one year option to purchase up to 1,100,000 Common Units at $21.10 per Common Unit.

         o The Partnership will file a shelf registration statement with the Securities and Exchange Commission that will allow Koch to sell its Common Units publicly. However, if the Partnership sells Common Units prior to the date of the meeting at which the Unitholders vote on the proposal to amend the Partnership Agreement as contemplated in the Recapitalization Agreement (the "Special Meeting Date") or the effective date of the shelf registration statement, the Partnership is obligated to provide Koch the opportunity to sell to the Partnership all or a portion of the Amendment Common Units. Additionally, if the Partnership sells
                  Common Units as part of an underwritten public offering on or after the effective date of the shelf registration statement and the Special Meeting Date, the Partnership is obligated to provide Koch the opportunity to sell in the public offering all or a portion of the Amendment Common Units and Option Common Units. The Recapitalization
                  Agreement contains certain provisions whereby the number of Amendment Common Units and Option Common Units required to be included in a public offering by the Partnership may be reduced by the managing underwriters.

         o Subject to certain exceptions more fully described in the Recapitalization Agreement:


               o Koch has agreed that it will not dispose of any of the Common Units held by it (excluding any Common Units it sells to the Partnership or as part of a public offering by the Partnership) until the earlier of (i) 120 days following the date (the "Closing Date") upon which certain conditions described in the Recapitalization Agreement are satisfied (the "Closing") and (ii) 90 days following the date an underwriting agreement is executed and delivered in connection with the first underwritten public offering by the Partnership of its Common Units that occurs after the date of the Recapitalization Agreement but on or prior to January 31, 2002.

                                 SCHEDULE 13D/A
                               (AMENDMENT NO. 3)
 CUSIP NO.   294103
--------------------

         o Neither Enron, Enron Northwest Assets nor the General Partner will dispose of any of the Common Units held by them until the earlier of (i) 180 days following the Closing Date and
                  (ii) the date upon which Koch has fully exercised the option granted to it by the Partnership and no longer owns any Amendment Common Units or Option Common Units it receives upon exercise of its option.

         The Recapitalization Agreement and the consummation of the transactions contemplated thereby is conditioned on, among other things, approval by the requisite vote of Unitholders. Any party may terminate the Recapitalization Agreement if the Closing has not occurred by December 31, 2001. In addition, Enron may terminate the Recapitalization Agreement, and Koch may waive its right to receive the option, at any time prior to the Special Meeting Date.

ITEM 4.  PURPOSE OF TRANSACTION.

         The Recapitalization Agreement is an integral part of a recapitalization plan approved by the board of the directors of the General Partner. The recapitalization is intended to simplify the Partnership's capital structure and enhance the Partnership's ability to provide increased cash distributions to holders of Common Units. The General Partner believes that the recapitalization should better position the Partnership for growth and make it easier for the Partnership to raise additional capital and use its Common Units as an acquisition currency. As part of the recapitalization plan, the Partnership intends to effect debt and equity offerings to refinance short term debt incurred in connection with a recent acquisition, to increase distributions to holders of Common Units by $0.05 on an annualized basis and to replace its existing credit facility with Enron (which expires at year-end, 2001) with a new credit facility with an unaffiliated lender. Enron's obligation to provide distribution support to the Partnership also expires at year-end, 2001. The General Partner believes that the recapitalization will enhance the Partnership's ability to operate on a stand-alone basis, without financial or credit support from Enron.

         Enron and Enron Northwest Assets have reviewed their investments in the Common Units on a continuing basis with a view to determining whether to increase or decrease the size of their investments in the Partnership. It is Enron's intention to review the disposition of and to possibly dispose of all or a portion of its direct and indirect interest in the Partnership (including the Common Units and its interest in the General Partner). The timing and amount of any such sales will depend on the price of, and other market conditions relating to the Common Units, subsequent developments affecting the Partnership, the Partnership's business and prospects, other investment and business opportunities available to Enron or Enron Northwest Assets, general stock market and economic conditions, tax considerations and other factors deemed relevant.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         As of the filing date of this statement, Enron may be deemed to own beneficially and have shared power to vote and dispose of 3,276,811 Common Units. Such amount is equal to 17.7% of the outstanding Common Units in the Partnership.

         Assuming the transactions contemplated under the Recapitalization Agreement are consummated, but that the Partnership does not exercise any portion of the option granted to it by Enron to purchase 1,100,000 Common Units, by virtue of its ownership of the General Partner and Enron Northwest Assets, Enron may be deemed to own beneficially and have shared power to vote and dispose of a total of 6,646,626 Common Units. Such amount will be equal to 29.22% of the then outstanding Common Units of the Partnership (assuming no other issuances of Common Units by the Partnership from the date of this filing other than as contemplated by the Recapitalization).

         Assuming the transactions contemplated under the Recapitalization Agreement are consummated, Koch exercises in full the option granted to it by the Partnership to purchase 1,100,000 Common Units and the Partnership exercises in full the option granted to it by Enron to purchase 1,100,000 Common Units, Enron may be deemed to own beneficially and have shared power to vote and dispose of a total of 5,546,626 Common Units. Such amount will be equal to 24.39% of the then outstanding Common Units of the Partnership (assuming no other issuances of Common Units by the Partnership from the date of this filing other than as contemplated by the Recapitalization Agreement).

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Several provisions regarding the transfer, conversion, distribution and voting rights of the Common Units are set forth in the Partnership Agreement, which is incorporated by reference to Exhibit 3.1 to Registration Statement, File No. 33-73984, of EOTT Energy Partners, L.P. Enron and Enron Northwest Assets are granted certain registration rights in Section 6.13 of the Partnership Agreement. Restrictions on transfer of the Partnership Interests in general are contained in Article XI of the Partnership Agreement. Section 17.1 of the Partnership Agreement gives the General Partner the right, in certain circumstances, to acquire all of the outstanding securities of a class.

         In addition, several provisions regarding the transfer, conversion, distribution and voting rights of the Common Units and other securities of the Partnership are set forth in the Recapitalization Agreement, which is being filed with this statement as Exhibit 2.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 Partnership Agreement, which is incorporated by reference to:

                  (a) Exhibit 3.1 to Registration Statement, File No. 33-73984
                  (b) Exhibit 3.2 to Annual Report on Form 10-K for the Year
                      Ended December 31, 1995
                  (c) Exhibit 3.3 to Quarterly Report on Form 10-Q for the
                      Quarter Ended June 30, 1996
                  (d) Exhibit 3.4 to Annual Report on Form 10-K for the Year
                      Ended December 31, 1996
                  (e) Exhibit 3.5 to Annual Report on Form 10-K for the Year
                      Ended December 31, 1998
                  (f) Exhibit 3.6 to Annual Report on Form 10-K for the Year
                      Ended December 31, 1998
                  (g) Exhibit 3.1 to Current Report on Form 8-K dated
                      September 29, 1999

Exhibit 2  Recapitalization Agreement.

                                 SCHEDULE 13D/A
                               (AMENDMENT NO. 3)
 CUSIP NO.   294103
--------------------

SIGNATURE

         After the reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated September 7, 2001             ENRON CORP.


                                    By       /s/ Rex R. Rogers
                                      ----------------------------------------
                                    Name:    Rex R. Rogers
                                    Title:   Vice President and
                                             Associate General Counsel


                                    ENRON NORTHWEST ASSETS, LLC

                                    By:  Enron Finance Management, LLC
                                         its Class A and Managing Member

                                         By: Enron Corp.,
                                             its Sole Member

                                             By      /s/ Rex R. Rogers
                                               -------------------------------
                                             Name:   Rex R. Rogers
                                             Title:  Vice President and
                                                     Associate General Counsel

                                 SCHEDULE 13D/A
                               (AMENDMENT NO. 3)
 CUSIP NO.   294103
--------------------


                                   SCHEDULE I

                        DIRECTORS AND EXECUTIVE OFFICERS
                                  ENRON CORP.

Name and Business Address                   Citizenship       Position
-------------------------                   -----------       --------
Robert A. Belfer                            U.S.A.            Director of Enron Corp.
Belco Oil & Gas Corp.                                         Chairman and Chief Executive Officer of
767 Fifth Avenue, 46th Fl.                                    Belco Oil & Gas Corp.
New York, NY  10153

Norman P. Blake, Jr.                        U.S.A.            Director of Enron Corp.
6111 North River Road                                         Chairman, President and
Rosemont, IL 60018                                            Chief Executive Officer of Comdisco Inc.

Ronnie C. Chan                              U.S.A.            Director of Enron Corp.
Hang Lung Development Company Limited                         Chairman, Hang Lung Group
28/F, Standard Chartered Bank Bldg.
4 Des Vouex Road Central
Hong Kong

John H. Duncan                              U.S.A.            Director of Enron Corp.
109 N. Post Oak Lane, Suite 432                               Investments
Houston, TX  77024

Wendy L. Gramm                              U.S.A.            Director of Enron Corp.
P. O. Box 39134                                               Economist and Director of the Regulatory Studies
Washington, DC  20016                                         Program of the Mercatus Center at George Mason
                                                              University

Robert K. Jaedicke                          U.S.A.            Director of Enron Corp.
8799 Cottonwood Road                                          Professor (Emeritus) of Accounting at the
Bozeman, Montana 59718                                        Stanford University Graduate School of Business

Kenneth L. Lay                              U.S.A.            Director of Enron Corp.
1400 Smith Street                                             Chairman of the Board and Chief Executive Officer
Houston, TX 77002                                             of Enron Corp.

Charles A. LeMaistre                        U.S.A.            Director of Enron Corp.
7 Bristol Green                                               President Emeritus of the University of Texas
San Antonio, TX 78209                                         M.D. Anderson Cancer Center in Houston,
Texas

John Mendelsohn, M.D.                       U.S.A.            Director of Enron Corp.
UT M.D. Anderson Cancer Center                                President of the University of Texas M.D.
Office of the President                                       Anderson Cancer Center in Houston, Texas
1515 Holcombe
Houston, TX  77030

                                 SCHEDULE 13D/A
                               (AMENDMENT NO. 3)
 CUSIP NO.   294103
--------------------
                             SCHEDULE I: CONTINUED

Name and Business Address                   Citizenship       Position
-------------------------                   -----------       --------
Paulo V. Ferraz Pereira                     Brazilian         Director of Enron Corp.
Cia. Bozano                                                   Executive Vice President of Group Bozano
Rua Visconde de Ouro Preto 5/10 andar
Rio de Janeiro - RJ  22250-180 Brazil

Frank Savage                                U.S.A.            Director of Enron Corp.
Alliance Capital Management                                   Chairman of Alliance Capital Management
International                                                 International
1345 Ave. of the Americas 39th Flr
New York, NY  10105

John Wakeham                                U.K.              Director of Enron Corp.
The Rt. Hon. Lord Wakeham PC FCA JP
1 Salisbury Square
London EC4Y 8JB

Herbert S. Winokur, Jr.                     U.S.A.            Director of Enron Corp.
30 East Elm Street                                            Chairman and Chief Executive Officer of
Greenwich, CT  06830                                          Capricorn Holdings, Inc.

Richard B. Buy                              U.S.A.            Executive Vice President and
1400 Smith Street                                             Chief Risk Officer, Enron Corp.
Houston, TX  77002

Richard A. Causey                           U.S.A.            Executive Vice President and Chief Accounting
1400 Smith Street                                             Officer, Enron Corp.
Houston, TX  77002

James V. Derrick, Jr.                       U.S.A.            Executive Vice President and General Counsel,
1400 Smith Street                                             Enron Corp.
Houston, TX  77002

Andrew S. Fastow                            U.S.A.            Executive Vice President and Chief Financial
1400 Smith Street                                             Officer, Enron Corp.
Houston, TX  77002

Mark A. Frevert                             U.S.A.            Vice-Chairman, Enron Corp.
1400 Smith Street
Houston, TX  77002

Stanley C. Horton                           U.S.A.            Chairman and Chief Executive Officer,
1400 Smith Street                                             Enron Transportation Services
Houston, TX  77002

                                 SCHEDULE 13D/A
                               (AMENDMENT NO. 3)
 CUSIP NO.   294103
--------------------

                             SCHEDULE I: CONTINUED

Name and Business Address                   Citizenship       Position
-------------------------                   -----------       --------
Steven J. Kean                              U.S.A.            Executive Vice President and Chief of Staff,
1400 Smith Street                                             Enron Corp.
Houston, TX  77002

Mark E. Koenig                              U.S.A.            Executive Vice President, Investor Relations,
1400 Smith Street                                             Enron Corp.
Houston, TX  77002

John R. Sherriff                            U.S.A.            President and Chief Executive Officer,
Enron House                                                   Enron Europe, Ltd.
Merchants Wharf
Westpoint Road
Stockton on Tees
TS17 6BF

Lawrence G. Whalley                         U.S.A.            President and Chief Operating Officer,
1400 Smith Street                                             Enron Corp.
Houston, TX 77002

David W. Delainey                           U.S.A.            Chairman, President and Chief Executive
1400 Smith Street                                             Officer, Enron Energy Services, Inc.
Houston, TX 77002


                                 SCHEDULE 13D/A
                               (AMENDMENT NO. 3)
 CUSIP NO.   294103
--------------------

                                  SCHEDULE II

                         BENEFICIAL OWNERSHIP OF SHARES
                  BY DIRECTORS AND EXECUTIVE OFFICERS OF ENRON


                                  Number of Shares of Common Stock
                                         Beneficially Owned
                               =================    =================
NAME OF DIRECTOR OR            Sole Voting and      Shared Voting and
EXECUTIVE OFFICER              Dispositive Power    Dispositive Power
                               =================    =================


     Norman P. Blake, Jr.             1,000

     John H. Duncan                   8,500

     Stanley C. Horton               10,000

     Kenneth L. Lay                                       5,000

                                EXHIBIT INDEX



                   Exhibit 2 -- Recapitalization Agreement